

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 31, 2008

Glenn J. Holler
Chief Financial Officer
International Wire Group, Inc.
12 Masonic Ave.
Camden, NY 13316

> **Re: International Wire Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-51043**

Dear Mr. Holler:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Annual Bonus Award, page 15

1.   Please tell us, with a view toward future disclosure, how the target levels (as a percentage of base salary) and the threshold, target, and maximum bonus opportunities were determined for the executive officers.

2.   Please tell us, with a view toward future disclosure, the target EBITDA levels for each of the annual bonus award plans. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if

requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

3.   Please tell us, with a view toward future disclosure, the formula used to calculate each of your annual bonus awards.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Buisiness Organization and Basis of Presentation – Immaterial Restatement, page 4

4.   We note your response to prior comment 6. It remains unclear to us how you have determined that the adjustment relates to the initial adoption of FIN 48 rather than a change in judgment as described in paragraphs 13 and 14, which would be required to be recognized in the subsequent period's results. Please advise.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3711 or Lesli Sheppard at (202) 551-3708 with any other questions.

                                                Sincerely,

                                                John Cash
                                                Accounting Branch Chief